UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Standby Equity Purchase Agreement

On September 3, 2025 (the “Effective Date”), Robo.ai Inc., a Cayman Islands exempted company (the “Company”), entered into a standby equity purchase agreement (the “Purchase Agreement”) with YA II PN, Ltd. (“Yorkville”), pursuant to which the Company shall have the right, but not the obligation, to issue and sell to Yorkville, and Yorkville shall have the obligation to subscribe for, Class B ordinary shares of the Company, par value $0.0001 per share (“Class B Ordinary Shares”), for an aggregate subscription amount of up to $100.0 million (the “Commitment Amount”), at any time during the commitment period of 24 months from the Effective Date (each such occurrence, an “Advance”), subject to the restrictions and satisfaction of the conditions in the Purchase Agreement.

Pursuant to the Purchase Agreement, the Company may, at its sole discretion, deliver advance notices (the “Advance Notices”) to Yorkville specifying the number of shares it wishes to sell (the “Advance Shares”), subject to certain limitations including a cap under which the beneficial ownership by Yorkville and its affiliates (on an aggregated basis) shall not exceed 4.99% of the Company’s outstanding voting power or number of Class B Ordinary Shares at any time. The number of Advance Shares shall not exceed the average of the daily traded amount during the five consecutive trading days immediately preceding an Advance Notice, unless otherwise agreed to in writing by the Company and Yorkville. The purchase price for each Advance is equal to 97% of the lowest daily volume-weighted average price (“VWAP”) of the Class B Ordinary Shares during the three consecutive trading days commencing on the date of the Advance Notice, subject to adjustments for excluded trading days if the VWAP falls below any specified minimum acceptable price set by the Company in the Advance Notice.

The Company paid Yorkville a structuring fee in the amount of $25,000. In addition, as consideration for Yorkville’s subscription commitment, the Company will pay a commitment fee equal to 0.75% of the Commitment Amount (the “Commitment Fee”) in the form of, at the Company’s discretion, cash or Class B Ordinary Shares (the “Commitment Shares”), which is equal to the Commitment Fee divided by the average of the daily VWAPs of the Class B Ordinary Shares during the three trading days immediately prior to the Effective Date. 50% of the Commitment Fee shall be due within three trading days of the Effective Date and the remaining 50% shall be due 180 days following the Effective Date. The Company has agreed to file a registration statement (the “Registration Statement”) for the resale of the Commitment Shares issuable under the Purchase Agreement and has no ability to request any Advance until the effectiveness of the Registration Statement.

The Purchase Agreement may be terminated (a) automatically on the earlier of (i) the 24-month anniversary of the Effective Date and (ii) the date Yorkville have made payment of Advances equal to the Commitment Amount or (b) by the Company with five trading days’ prior written notice, provided there are no outstanding Advance Notices and all amounts owed to Yorkville have been paid. In addition, the Purchase Agreement may be terminated at any time by the mutual written consent of both parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent. Yorkville has agreed not to engage in any short selling of Class B Ordinary Shares during the term of the Purchase Agreement. The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification provisions.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, the form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
10.1	Standby Equity Purchase Agreement, dated September 3, 2025, by and between Robo.ai Inc. and YAA II PN, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2025	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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